January 18, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (212) 415-3574

Michael J. O'Brien
Senior Vice President, General Counsel and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

> **Re: Omnicom Group Inc.**
> **Definitive Schedule 14A**
> **Filed April 23, 2007**
> **File No. 001-10551**

Dear Mr. O'Brien:

We have reviewed your response letter dated December 14, 2007 and have the following comment. Please respond to our comment by February 1, 2008, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 5

Annual Performance-Based Compensation Awards, page 7

1.   We have considered your response to comment six in our letter dated September 27, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. You should address separately each performance target you used and explain how disclosure could lead to competitive harm.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel

cc: *By facsimile to (202) 637-2201*
        Joel H. Trotter
        Latham & Watkins LLP